EXHIBIT 99.1

Elbit Vision Systems Announces Q1 2013 Results

CAESAREA, Israel, May 29, 2013 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, today announced its consolidated financial results for the three month period ending March 31, 2013.

First Quarter 2013 Results:

Revenues for the first quarter of 2013 were $1.26 million, representing decrease of 22% compared to $1.61 million for the first quarter of 2012.

Gross profit on a US GAAP basis was $0.6 million, representing 47.6% of revenues, compared with a gross profit of $0.92 million for the first quarter of 2012.

Operating loss on a US GAAP basis was $2 thousand compared with an operating profit of $264 thousand in the first quarter of 2012.

Net loss on a US GAAP basis for the first quarter of 2013 was $59 thousand, compared to a net profit of $234 thousand in the first quarter of 2012.

Sam Cohen, CEO of EVS, commented, "We are proud to see that our strategic marketing plan, emphasizing the growing Asian market, has begun to produce the expected results.  Continuous growth in this key territory is essential for the future of EVS.  Overall, the temporary softening of the European market has resulted in a slight dip in our sales, but all signs suggest a return to normal for this territory next quarters. These factors, along with the improvements we made in our cost structure during the end of 2012, are the reason we remain on track to meet and exceed our goals for 2013.  We firmly believe the future of EVS has never looked brighter," concluded Mr. Cohen.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency. EVS' systems are used by over 700 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2013
IN U.S. DOLLARS

	Mar-31		Dec-31
	2013	2012	2012

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	855	439	1,392
Restricted deposits (short term)	32	51	30

Trade account receivable	1,000	1,033	1,099
Other receivables	176	117	159
Inventories	769	577	773

Total current assets	2,832	2,217	3,453

LONG-TERM RECEIVABLES:

Severance pay fund	283	238	283
Other long-term receivables	189	225	186
Total long-term receivables	472	463	469

PROPERTY, PLANT AND EQUIPMENT – net of accumulated depreciation and amortization	42	49	43

OTHER ASSETS --
Goodwill	242	242	242

Total assets	3,588	2,971	4,207

	Mar-31		Dec-31
	2013	2012	2012

	In thousands
Liabilities and shareholders' deficiency

CURRENT LIABILITIES:
Credit from banks	183	248	183
Current Maturities of Loan from Shareholder and Other	568	405	568

Trade account payable	480	577	917
Deferred revenues	53	113	64
Other payable	470	491	470

Total current liabilities	1,754	1,834	2,202

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	1,100	1,469	1,189
Other Long Terms liabilities	767	857	790
Accrued severance pay	299	259	300
Total long-term liabilities	2,166	2,585	2,279
Total liabilities	3,920	4,419	4,481

SHAREHOLDERS' DEFICIENCY	(332)	(1,448)	(274)

Total liabilities and shareholders' deficiency	3,588	2,971	4,207

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013
IN U.S. DOLLARS

	3 months ended		Year ended
	Mar-31		December 31,
	2013	2012	2012

	U.S. dollars in thousands (except per share data)

REVENUES	1,256	1,614	6,708

COST OF REVENUES	661	690	2,961

GROSS PROFIT	595	924	3,747

RESEARCH AND DEVELOPMENT EXPENSES – net	152	175	682
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	271	349	1,371
General and administrative	174	136	734

OPERATING PROFIT (LOSS)	(2)	264	960

FINANCIAL (EXPENSES) INCOME - net	(57)	(30)	(134)
OTHER (EXPENSES) INCOME – net	--	--	(2)
PROFIT(LOSS) BEFORE TAXES ON INCOME	(59)	234	824

TAXES ON INCOME	--	--	--
NET PROFIT (LOSS) FOR THE PERIOD	(59)	234	824

PROFIT(LOSS) PER SHARE- BASIC	(0.001)	0.003	0.012
PROFIT(LOSS) PER SHARE- DILUTED	(0.001)	0.003	0.012

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE:
BASIC (IN THOUSANDS)	74,916	69,523	70,042
DILUTED (IN THOUSANDS)	74,916	70,727	71,639
CONTACT: Company Contact Information:
         Yaron Menashe, CFO
         Tel: +972 4 6107609
         yaron@evs.co.il